Exhibit 99.1

Telesat announces equity distribution of Telesat Lightspeed business

OTTAWA, CANADA – September 12, 2025 - Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced that it has completed the distribution of 62% of the equity of its Telesat Lightspeed business to an indirect subsidiary of Telesat Corporation. The indirect subsidiary is wholly-owned by Telesat Canada’s parent entities and is a non-guarantor under Telesat Canada’s debt documents. There are no changes to the Company’s operations as a result of this transaction.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth. Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contact:

Lynette Simmons

pr@telesat.com

Investor Relations Contact:

James Ratcliffe

+1 613 748 8424

ir@telesat.com